TZP Strategies Acquisition Corp.

7 Times Square, Suite 4307

New York, New York 10036

January 15, 2021

VIA EDGAR

Todd K. Schiffman

James Lopez

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

RE:	TZP Strategies Acquisition Corp.
Amendment to Form S-1 filed January 12, 2021
File No. 333-251773

Ladies and Gentlemen:

On behalf of TZP Strategies Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 14, 2021, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Registration Statement”). Concurrently, the Company is filing Amendment No. 2 to the Registration Statement, which reflects revisions in response to the comment letter.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Amendment to Form S-1 filed January 12, 2021

General

1.        Staff’s Comment: We note revised disclosure that you believe you “will have the ability to tap into the vast unutilized deal flow that exists across TZP’s platform” and that your business strategy “will be augmented by the TZP platform.” Please revise to clarify the basis for these statements, including the extent to which there are any agreements, arrangements or understandings with TZP to provide access to databases or other similar benefits you discuss on pages 7, 87, 90 and elsewhere. If there is no written or oral agreement to provide the specified benefits please revise accordingly.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 3, 7, 87 and 91 of the Registration Statement to describe the relationship as requested.

* * * * *

Securities and Exchange Commission

January 15, 2021

Thank you for your attention to our amendment and these responses. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or Brooks W. Antweil at (713) 836-3388 of Kirkland & Ellis LLP.

Very truly yours,

/s/ Samuel Katz

Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Brooks W. Antweil
Kirkland & Ellis LLP